INVEST IN **EV SEMI-FLEET CORP.**

Previously Raised $1,125,000 and Reserved (50) All-Electric Tesla Semi-Trucks!


EV
EV SEMI-FLEET
Diversify your Portfolio!

evsemifleetcorp.com Orlando Florida

Technology · Infrastructure · Software · Crowdfunding · Social Impact

LEAD INVESTOR

Thomas OHanlon

Investing in EV Semi-Fleet will probably be the best investment I will ever make, even better than the huge returns that I have from Tesla stock. This is because, this time, I am investing on the ground floor even before the deliveries of the semi trucks we have on order are delivered. . I'm super excited. Tesla semi-trucks are all electric. They will use Tesla Mega-chargers to charge. Will charge at a unbelievably powerful rate to enable 400 additional miles in only 30 minutes. They use the same super powerful motors that are in my model 3 Tesla, only trucks have 4 of them. Our trucks will help revolutionize the entire Class 8 hauling industry.

Invested $50,000 this round & $1,000,000 previously

Highlights

1. 💸 1.25 M already committed w/ 🚚 50 Tesla Semi-Trucks reserved
2. "Green Energy" NOT Dependent on Oil & Fluctuating Fuel Prices. "No Diesel, Pure Electric Fleet!
3. ⚡ First mover in All-Electric, Class-8 (18 Wheeler), Disruptive Innovation & Implementation
4. "Cost Savings" Operations and Maintenance Cost of Electric Trucks is Significantly Less Than Diesel
4. "Cost Savings" Operations and Maintenance Cost of Electric Trucks is Significantly Less Than Diesel
5. "High Demand" Join the EV Revolution by Investing into This Green Business!

Our Team

Our Team



Jacob Guerra CEO & Founder

Mr. Guerra specializes in strategically developing business models from inception to fruition. He has extensive history in developing businesses within niche markets, creating strategic partnerships, business development & logistics.

The diesel trucking industry is inefficient, outdated and harmful to the world. We care about reducing the carbon footprint, revolutionizing the transportation industry, reducing transportation costs and maximizing profits. We believe NOW is the time to reserve as many trucks as possible to be competitive in the near future.



Thomas OHanlon Lead Investor and Technology Advisor

Electrical Engineer w/MBA. Successful career managing power plant construction worldwide & understands the incredible power & efficiency of electricity. Tesla shareholder & owner (model 3 & Y) and assisting Tesla in the design of Full Self-Driving AI



Thomas Licata COO & Co-Founder

Mr. Thomas Licata, is a highly skilled freight broker with industry experience working with many of the largest US-based distribution centers. He specializes in brokering profitable loads for independent owner operators and large fleet operations.

Own equity in EV Semi-Fleet Corp., a First Mover in the Multibillion-Dollar Trucking Industry!

> *"With your help, together, we will be able to solve some of the nation's largest supply chain issues within the freight and transportation industry that are affecting us all"*

> *-Jake Guerra, CEO and Founder*


INVEST IN THE FUTURE

> *"This opportunity to support EV Semi-Fleet, a start-up utilizing Tesla technology, was a no brainer. I believe EV Semi-Fleet will aid in the transformation of the entire Class-8 trucking industry."*
> *-Tom O'Hanlon, Lead Investor and Technology Advisor*
> **Invested $1M in Series A and $50,000 in WeFunder Round*

EV Semi-Fleet Corp. aims to electrify the multibillion-dollar trucking industry

in the U.S. with a fleet of all-electric semi-trucks, made by Tesla, Inc. We believe the advancement in technology, within the Class-8 industry, will enable a safer, more reliable, and efficient way of delivering goods to the end user.

> *"The diesel truck industry is inefficient, outdated and lacks innovative technology"*
> *-Thomas Licata, COO and Co-Founder*

Our Goal

Our goal is to maximize profits by operating an eco-friendly fleet of Tesla Semi-Trucks 24/7/365 through an EV logistical framework. Starting at the local ports and expanding into long-haul trucking from coast to coast, we believe in the economic and environmental benefits of EV trucking and support the movement towards a zero-emission transportation industry. With (50) trucks already reserved, we plan to continue to reserve Tesla semi-trucks throughout the preproduction phase, in order to have a massive amount of trucks coming our way over the next ten years. There is huge opportunity in this market and EVSF want you to come along for the ride!


What Makes Up Transportation Emissions?
Passenger Car 41%
Commercial Aircraft 7%
Rail 2%
Ships or Boats 2%
Other 5%
Motorcycle or Bus 1%
Light Duty Truck 17%
Medium or Heavy Duty Truck 23%
8 BillionTrees .com

<u>**EVSF will not be dependent on Oil and Fluctuating Fuel Prices!**</u>

U.S. On-Highway Diesel Fuel Prices*(dollars per gallon) full history XLS

				Change from	
	04/18/22	04/25/22	05/02/22	week ago	year ago
U.S.	5.101	5.160	5.509	▲ 0.349	▲ 2.367
East Coast (PADD1)	5.151	5.209	5.701	▲ 0.492	▲ 2.588
New England (PADD1A)	5.177	5.240	6.101	▲ 0.861	▲ 3.017
Central Atlantic (PADD1B)	5.335	5.400	6.080	▲ 0.680	▲ 2.795
Lower Atlantic (PADD1C)	5.033	5.086	5.401	▲ 0.315	▲ 2.397
Midwest (PADD2)	4.921	4.987	5.329	▲ 0.342	▲ 2.244
Gulf Coast (PADD3)	4.855	4.916	5.210	▲ 0.294	▲ 2.286

Rocky Mountain (PADD4)	5.094	5.154	5.406	↑ 0.252	↑ 2.156
West Coast (PADD5)	5.795	5.841	6.021	↑ 0.180	↑ 2.357
West Coast less California	5.278	5.346	5.577	↑ 0.231	↑ 2.295
California	6.250	6.277	6.412	↑ 0.135	↑ 2.429

**prices include all taxes*

A Problem Worth Solving

The diesel trucking industry is inefficient & outdated, due to lack of innovation and implementation of technology related to fuel-efficient technologies. This results in increased costs for the trucking industry and costs of goods sold to consumers.

The EV Semi-Fleet Solution

According to Tesla, electric energy costs are less than half those of diesel, with fewer systems to maintain. We plan to implement Tesla Technology into the multibillion-dollar trucking industry by introducing a large fleet of all-electric Tesla Semi-trucks.

Our Team

EV SEMI-FLEET Corp. is managed by an experienced team of forward-thinking industry professionals. Our team is comprised of professionals with advanced education in electrical engineering within the energy sector, business management related to niche market start-ups and freight logistics management, with years of experience in related fields.



CEO and Founder, Jake Guerra, has extensive experience in developing new ventures in niche markets, with four successful exits from prior ventures.



COO and Co-founder, Thomas Licata, has 8+ years industry experience in freight logistics, freight brokering for large corporations and independent operators.



Lead Investor and Technology Advisor, Thomas Ohanlon, has built massive power plants all over the world and has an electrical engineering degree and a MBA.

Target Shipment Types

- Dedicated Shipments/Contracted Lanes
- Over the Road/Long-Haul Shipments
- Port Shipments/Drayage
- Interstate Freight/Local Shipments
- Intermodal/Rail Shipments/Shipments from a Train

Projected Revenue & Growth

Projected financial forecasts highlighted below are based on utilizing investment funds, with each all-electric truck driving an average 12,000 miles each month at an average $3.50/mile revenue.

EV Semi-Fleet Corp. has utilized investment funds from Series A to reserve (50) Tesla semi-trucks!

EV Semi-Fleet Corp. plans to purchase 100% of future assets with the use of Investment Financing and cash on hand from operations throughout 2027. This "Medium Growth" model is structured on the basis of NOT acquiring debt, via traditional semi-trucking loans/financing. If additional assets come available, above and beyond projections, EVSF will highly consider accessing lines of credit to hyper-scale and acquire additional all-electric semi-trucks.

MASSIVE REVENUE POTENTIAL = MASSIVE FUTURE VALUATION IN OPERATION

Revenue


$800K
$600K
$400K
$200K
$0
Jan '23
Feb '23
Mar '23
Apr '23
May '23
June '23
July '23
Aug '23
Sept '23
Oct '23
Nov '23
Dec '23
$200M
$150M
$100M
$50M
$0
2023
2024
2025
2026
2027

Revenue	2023	2024	2025	2026	2027
Main Revenue Source	$2.1M	$21.7M	$57.6M	$108.7M	$174.8M
Unit Sales	595,000	6,210,000	16.5M	31.1M	50.0M
Unit Prices	$3.50	$3.50	$3.50	$3.50	$3.50
Totals	**$2.1M**	**$21.7M**	**$57.6M**	**$108.7M**	**$174.8M**

Forward-looking projections cannot be guaranteed.

ASSET HEAVY OPERATION

Assets

Excluding cash, accounts receivable, etc.

Assets	2023	2024	2025	2026	2027
Long-term assets	$1.8M	$12M	$26.8M	$45.6M	$67.7M
Tesla EV Semi Trucks	$1.8M	$12M	$26.8M	$45.6M	$67.7M

Projected Profit & Loss (1 of 2)

Net profit in 2023



$300K
$200K
$100K
$0
($100K)
Jan '23
Feb '23
Mar '23
Apr '23
May '23
June '23
July '23
Aug '23
Sept '23
Oct '23
Nov '23
Dec '23

Net profit by year



$80M
$60M
$40M
$20M
$0
2023
2024
2025
2026
2027

Projected Profit & Loss	2023	2024	2025	2026	2027
Revenue	**$2.1M**	**$21.7M**	**$57.6M**	**$108.7M**	**$174.8M**
Main Revenue Source	$2.1M	$21.7M	$57.6M	$108.7M	$174.8M
Unit Sales	595,000	6,210,000	16.5M	31.1M	50.0M
Unit Prices	$3.50	$3.50	$3.50	$3.50	$3.50
Direct Costs	**$978,775**	**$10.2M**	**$27.1M**	**$51.1M**	**$82.2M**
Overall direct costs	$978,775	$10.2M	$27.1M	$51.1M	$82.2M
Gross Margin	$1.1M	$11.5M	$30.6M	$57.6M	$92.7M
Gross Margin %	53%	53%	53%	53%	53%
Operating Expenses	**$734,300**	**$1.4M**	**$2.1M**	**$2.8M**	**$3.2M**
Salaries & Wages	$424,000	$912,000	$1.4M	$1.8M	$2.2M
Level 1 - Admin Salaries and Benefits (0.93)	$20,000	$60,000	$90,000	$120,000	$120,000
Level 2 - Admin Salaries and Benefits (0.93)	$24,000	$72,000	$102,000	$140,000	$140,000
Management Salaries and Benefits (0.93)	$80,000	$180,000	$270,000	$360,000	$400,000
Senior Management Salaries and Benefits (0.93)	$120,000	$240,000	$360,000	$480,000	$540,000
Executive Salaries and Benefits	$180,000	$360,000	$540,000	$720,000	$1M
Employee Related Expenses	$84,800	$182,400	$272,400	$364,000	$440,000
Utilities	$9,000	$9,000	$9,000	$9,000	$9,000
Marketing and Advertising	$50,000	$120,000	$240,000	$360,000	$360,000
Headquarters Rent	$18,000	$18,000	$18,000	$18,000	$18,000
Truck Yard Rent	$20,000	$24,000	$24,000	$24,000	$24,000
Attorney and Legal Fees	$17,500	$60,000	$60,000	$60,000	$60,000

Projected Profit & Loss (2 of 2)

...continued from previous page

Projected Profit & Loss	2023	2024	2025	2026	2027
Office Supplies	$6,000	$6,000	$6,000	$6,000	$6,000
Telecommunications	$4,800	$4,800	$4,800	$4,800	$4,800
Interest and Bank Charges	$1,800	$1,800	$1,800	$1,800	$1,800
Security Expenses	$3,600	$3,600	$3,600	$3,600	$3,600
Computer Related Expenses	$4,800	$4,800	$4,800	$4,800	$4,800
Professional Consulting Fees	$90,000	$90,000	$90,000	$90,000	$90,000
Operating Income	**$369,425**	**$10.1M**	**$28.5M**	**$54.8M**	**$89.4M**
Income Taxes	$83,509	$2.4M	$6.7M	$12.8M	$20.9M
Depreciation and Amortization	$40,000	$771,667	$2.2M	$4.2M	$6.9M
Total Expenses	$1.8M	$14.8M	$38M	$70.9M	$113.2M

Net Profit	$245,916	$7M	$19.6M	$37.8M	$61.6M
Net Profit %	**12%**	**32%**	**34%**	**35%**	**35%**

Forward-looking projections cannot be guaranteed.

Projected Balance Sheet

Projected Balance Sheet	2023	2024	2025	2026	2027
Assets	**$5.8M**	**$13.2M**	**$33.5M**	**$71.8M**	**$134.5M**
Current Assets	**$4.1M**	**$1.2M**	**$6.7M**	**$26.2M**	**$66.7M**
Cash	$4.1M	$1.2M	$6.7M	$26.2M	$66.7M
Accounts Receivable	$0	$0	$0	$0	$0
Long-Term Assets	**$1.8M**	**$12M**	**$26.8M**	**$45.6M**	**$67.7M**
Long-Term Assets	$1.8M	$12.8M	$29.8M	$52.8M	$81.8M
Accumulated Depreciation	($40,000)	($811,667)	($3M)	($7.2M)	($14.1M)
Liabilities & Equity	**$5.8M**	**$13.2M**	**$33.5M**	**$71.8M**	**$134.5M**
Liabilities	**$91,471**	**$529,115**	**$1.2M**	**$1.7M**	**$2.7M**
Current Liabilities	**$91,471**	**$529,115**	**$1.2M**	**$1.7M**	**$2.7M**
Accounts Payable	$0	$0	$0	$0	$0
Income Taxes Payable	$52,271	$328,215	$758,007	$1M	$1.7M
Sales Taxes Payable	$39,200	$200,900	$450,800	$633,937	$1M
Equity	**$5.7M**	**$12.7M**	**$32.3M**	**$70.1M**	**$131.7M**
Paid-In Capital	$5.5M	$5.5M	$5.5M	$5.5M	$5.5M
Retained Earnings		$245,916	$7.2M	$26.8M	$64.6M
Earnings	$245,916	$7M	$19.6M	$37.8M	$61.6M

Forward-looking projections cannot be guaranteed.

Competitors - How EV Semi-Fleet is better

Competitors	How Ev Semi-Fleet is Better
Large Fleet Ops	• Lower Per Mile Costs, Added Driver Safety Features, Tracking and Sustainable Technology • Fleet Flexibility
Smaller Fleet Ops	• Lower Costs for Operations and Reduced Downtime Required by Ongoing Maintenance • Larger Fleet Capacity & Internal Management Staff
Freight Brokers	• Dedicated Fleet w/Advanced Tracking • Internal Fleet Broker Team, Sales Team and Management Staff
Non-EV Semi-Trucks	• Less Breakdowns and Required Maintenance Downtime • No Diesel Engine Repair Need, Oil Change Downtime and Lower Operational Costs

INVEST IN THE FUTURE

Below is industry information gathered from *The American Transportation Research Institute (ATRI)*, specifically *"An Analysis of the Operational Costs of Trucking:*
2021 Update" research study. ("Downloads" link to research study below)

American Transportation Research Institute (ATRI) has been engaged in critical transportation studies and operational tests since 1954. ATRI is a 501(c)(3) not-for-profit research organization headquartered in Arlington, Virginia, with offices in Atlanta, Minneapolis, Sacramento, and New York.

ATRI's primary mission is to conduct transportation research, with an emphasis on the trucking industry's essential role in a safe, efficient and viable transportation system. ATRI's research focus areas include: Congestion and Mobility; Economic Analysis; Safety and Security; Technology and Operations; Environment; and Transportation Infrastructure.

Table 7: Use of Alternative Fuel Vehicles

Alternative Fuel Type	Percent of ATRI Ops Costs Respondents Using Alternative Fuels
CNG	6.1%
LNG	2.3%
LPG	0.8%
Battery	3.8%
Hybrid	0.8%

Table 8: Average Marginal Costs per Mile, 2011-2020

Motor Carrier Costs	2011	2012	2013	2014	2015	2016	2017	2018	2019[15]	2020
Vehicle-based										
Fuel Costs	$0.590	$0.641	$0.645	$0.583	$0.403	$0.336	$0.368	$0.433	$0.384	$0.308
Truck/Trailer Lease or Purchase Payments	$0.189	$0.174	$0.163	$0.215	$0.230	$0.255	$0.264	$0.265	$0.256	$0.271
Repair & Maintenance	$0.152	$0.138	$0.148	$0.158	$0.156	$0.166	$0.167	$0.171	$0.149	$0.148
Truck Insurance Premiums	$0.067	$0.063	$0.064	$0.071	$0.074	$0.075	$0.075	$0.084	$0.071	$0.087
Permits & Licenses	$0.038	$0.022	$0.026	$0.019	$0.019	$0.022	$0.023	$0.024	$0.020	$0.016
Tires	$0.042	$0.044	$0.041	$0.044	$0.043	$0.035	$0.038	$0.038	$0.039	$0.043
Tolls	$0.017	$0.019	$0.019	$0.023	$0.020	$0.024	$0.027	$0.030	$0.035	$0.037
Driver-based										
Driver Wages	$0.460	$0.417	$0.440	$0.462	$0.499	$0.523	$0.557	$0.596	$0.554	$0.566
Driver Benefits	$0.151	$0.116	$0.129	$0.129	$0.131	$0.155	$0.172	$0.180	$0.190	$0.171
TOTAL	**$1.706**	**$1.633**	**$1.676**	**$1.703**	**$1.575**	**$1.592**	**$1.691**	**$1.821**	**$1.699**	**$1.646**

Table 1: For-Hire Industry Sector Breakout

	ATRI Respondents	U.S Trucking Industry[4]
Truckload	38.1%	56.6%
Less-than-Truckload	33.5%	28.9%
Other/Specialized	28.4%	14.5%

Table 2: Respondent Trip Types, 2016 to 2020

	2016	2018	2020
Local pick-ups and deliveries (less than 100 miles)	21%	26%	32%
Regional pick-ups and deliveries (100-500 miles)	40%	37%	37%

Inter-regional pick -ups and deliveries (500-1,000 miles)	23%	21%	19%
National (over 1,000 miles)	16%	16%	12%

Table 3: Respondent Truck VMT and National Truck Registrations by Region

Region	Respondent Percent of Miles Traveled	Share of U.S. Truck-Tractor Registrations[8]
Midwest	30.8%	40.2%
Northeast	15.3%	7.4%
Southeast	28.5%	19.4%
Southwest	9.7%	12.2%
West	11.7%	20.8%
Canada	3.8%	

Partners in the Freight and Transportation Industry

CURA®

TO

Two Oceans

EV SEMI-FLEET

Accredited Investors who are registered on WeFunder.com can schedule a video call with EV Team. Link to book: https://calendly.com/evsemifleetcorp

Email CEO Directly at info@EVSemiFleetCorp.com

Corporate Office Location:

379 E. Broadway St., Suite #1009, Oviedo, FL. 32765

Downloads

ATRI-Operational-Cost-of-Trucking-2021-FINAL.pdf